SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of, April 2013

Commission File Number 001-35400

Just Energy Group Inc.

(Translation of registrant’s name into English)

6345 Dixie Road, Suite 200, Mississauga, Ontario, Canada, L5T 2E6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F ☐                    Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Material Change Report, dated February 7, 2013.
2	Material Change Report, dated February 7, 2013.
3	Material Change Report, dated February 12, 2013.
4	Material Change Report, dated February 19, 2013.

Document 1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Reporting Issuer:

Just Energy Group Inc. (“Just Energy” or the “Corporation”)

Suite 2630, First Canadian Place, 100 King Street West

Toronto, Ontario M5X 1E1

2.	Date of Material Change:

February 7, 2013

3.	News Release:

A press release disclosing in detail the material summarized in this material change report was disseminated through the facilities of a recognized newswire service on February 7, 2013.

4.	Summary of Material Change:

On February 7, 2013, Just Energy announced that its Board of Directors has adopted a Shareholder Rights Protection Plan.

5.	Full Description of Material Change:

On February 7, 2013, Just Energy announced that its Board of Directors has adopted a Shareholder Protection Rights Plan.

The purpose of the Rights Plan is to provide shareholders and the Board with adequate time to consider and evaluate any unsolicited takeover bid made for Just Energy’s common shares (“Common Shares”), provide the Board with adequate time to identify, develop and negotiate value-enhancing alternatives, and encourage the fair treatment of shareholders in connection with any takeover bid. The Rights Plan is similar to existing shareholder rights plans adopted by other Canadian public companies. The Rights Plan has not been adopted in response to, or in anticipation of, any known take-over bid.

The Rights Plan has been conditionally accepted by the Toronto Stock Exchange subject to ratification by Just Energy’s shareholders within six months of the Rights Plan’s effective date. The Company intends to submit the Rights Plan to shareholders for their consideration at Just Energy’s next annual meeting anticipated to be held on June 26, 2013. If the Rights Plan is not confirmed by Just Energy’s shareholders, it will terminate and be of no further force or effect.

The Board has implemented the Rights Plan by authorizing the issuance of one right (a “Right”) in respect of each Common Share of the Company outstanding at the close of business on February 7, 2013 (the “Record Time”) and in respect of each Common Share issued from treasury after the Record Time, subject to the limitations set forth in the Rights Plan. The Rights trade with and are represented by the Common Shares. Until such time as the Rights separate from the Common Shares, when they become exercisable, Rights certificates will not be distributed to shareholders and no further action is required by shareholders.

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If a person, or a group acting jointly or in concert, acquires beneficial ownership of 20 percent or more of the then outstanding Common Shares (other than pursuant to an exemption available under the Rights Plan), Rights (other than those held by such acquiring person or group, which will become void) will separate from the Common Shares and permit the holders thereof to purchase additional Common Shares at a substantial discount to the market price of the Common Shares at that time. Pursuant to the Rights Plan, any bid that meets certain criteria intended to protect the interests of all shareholders will be deemed to be a “permitted bid” and will not trigger the Rights Plan. These criteria require, among other things, that the bid be made by way of a take-over bid circular to all holders of voting shares other than the offeror under the bid, that all shareholders be treated equally and that the bid remain open for acceptance by shareholders for at least 60 days.

The issuance of the Rights is not dilutive and will not affect reported earnings until the Rights separate from the underlying Common Shares and become exercisable or until the exercise of the Rights. The issuance of the Rights will not change the manner in which shareholders currently trade their Common Shares.

A copy of the Rights Plan is available under the Company’s profile on SEDAR at www.sedar.com and at www.sec.gov.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

The name and business telephone number of an executive officer of Just Energy who is knowledgeable about the material change and this report is Ms. Beth Summers, Chief Financial Officer, telephone (905) 795-4206.

9.	Date of Report:

February 11, 2013.

Document 2

JUST ENERGY GROUP INC.

MATERIAL CHANGE REPORT

(Form 51-102F3)

1.	Reporting Issuer:

Just Energy Group Inc. (“Just Energy”)

100 King Street West, Suite 2630

Toronto, Ontario

M5X 1E1

2.	Date of Material Change:

February 7, 2013

3.	News Release:

A press release disclosing in detail the material summarized in this material change report was disseminated through the facilities of a recognized newswire service on February 7, 2013.

4.	Summary of Material Change:

Just Energy issued a press release on February 7, 2013 indicating its Board of Directors had announced a reduction in its annual dividend level from $0.10333 per share per month ($1.24 annually) to $0.07 per share per month ($0.84 annually), a reduction of 32% commencing with the payment to shareholders on April 30, 2013 to shareholders of record at April 15, 2013.

5.	Full Description of Material Change:

General Background

Just Energy has been paying a dividend on its common shares (Units prior to January 1, 2011), of $1.24 per share annually for over 5 years. The Board of Directors determined at its meeting on February 7, 2013 to reduce the dividend level by 32% ($0.40) per year to $0.84 annually ($0.07 per share per month) to enable Just Energy to spend additional funds for the organic growth and expansion of its businesses in the context of its earnings from operations and other factors and so that it will be in a position to pay down outstanding debt on its maturity date. The decision was made unanimously after considerable discussion and debate and, in the Board’s judgement, was based on the best interests of all shareholders and other stakeholders. The new annual dividend level will commence with the payment on April 30, 2013 to shareholders of record at April 15, 2013. Based on the closing market price for its common shares on the TSX on Friday February 8, 2013 this will reflect a return on equity of approximately 10% per year.

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6.	Reliance on subsection 7.1(2) of National Instrument 51-102:

Not Applicable.

7.	Omitted Information:

Not Applicable.

8.	Executive Officer:

The name and business telephone number of an executive office of Just Energy who is knowledgeable about the material change and this report is Beth Summers, Chief Financial Officer at (905) 795-4206.

9.	Date of Report:

February 8, 2013

Document 3

JUST ENERGY GROUP INC.

MATERIAL CHANGE REPORT

(Form 51-102F3)

1.	Reporting Issuer:

Just Energy Group Inc. (“Just Energy”)

6345 Dixie Road, Suite 200

Mississauga, Ontario

L5T 2E6

2.	Date of Material Change:

February 12, 2013

3.	News Release:

A press release disclosing in detail the material summarized in this material change report was disseminated through the facilities of a recognized newswire service on February 12, 2013.

4.	Summary of Material Change:

Just Energy announced it had filed and cleared a normal course issuer bid (“NCIB”) with the Toronto Stock Exchange (the “TSX”). The TSX accepted the NCIB on February 12, 2013.

5.	Full Description of Material Change:

General Background

In addition to providing Shareholder liquidity, Just Energy believes that its common shares (“Shares”) have, for the past several months, been trading in a price range which does not adequately reflect the value of such Shares in relation to Just Energy’s business and accordingly Just Energy’s future business prospects. As a result, depending upon future price movements and other factors, Just Energy believes that its Shares represent an attractive investment.

Just Energy was entitled to commence purchasing Shares on February 14 2013 and may continue to purchase up to a maximum of 10,000,000 Shares, in the aggregate, to February 13, 2014 (but no more than 107,182 Shares on any one trading day), when the NCIB terminates. All Shares purchased pursuant to the NCIB will be cancelled.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102:

Not Applicable.

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7.	Omitted Information:

Not Applicable.

8.	Executive Officer:

The name and business telephone number of an executive office of Just Energy who is knowledgeable about the material change and this report is Beth Summers, Chief Financial Officer at (905) 795-4206

9.	Date of Report:

February 15, 2013

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Document 4

JUST ENERGY GROUP INC.

MATERIAL CHANGE REPORT

(Form 51-102F3)

1.	Reporting Issuer:

Just Energy Group Inc. (“Just Energy”)

6345 Dixie Road, Suite 200

Mississauga, Ontario

L5T 2E6

2.	Date of Material Change:

February 19, 2013

3.	News Release:

A press release disclosing in detail the material summarized in this material change report was disseminated through the facilities of a recognized newswire service on February 19, 2013.

4.	Summary of Material Change:

Just Energy announced it had filed and cleared a normal course issuer bid (“NCIB”) with the Toronto Stock Exchange (the “TSX”) to purchase: (a) its convertible extendible unsecured subordinated debentures due June 30, 2017 (TSX.DB); and (b) its 5.75% convertible unsecured subordinated debentures due September 30, 2018 (TSX: JE.DB.B). The TSX accepted the NCIB on February 19, 2013.

5.	Full Description of Material Change:

General Background

Just Energy believes that its convertible debentures may trade in a range that may not fully reflect the value of the convertible debentures. As a result, Just Energy believes that the purchase of convertible debentures from time to time can be undertaken at prices that make the acquisition of such securities an appropriate use of Just Energy’s available funds. In addition, purchases under the NCIB may increase the liquidity of the convertible debentures.

Just Energy intends to commence the NCIB on February 22, 2013. The NCIB will expire on February 21, 2014 or such earlier date as Just Energy completes its purchases pursuant to the NCIB. All purchases made under the NCIB will be made through the facilities of the TSX or other Canadian marketplaces and in accordance with the rules of the TSX at market prices prevailing at the time of purchase. The actual amount of convertible debentures that may be purchased under the NCIB is subject to, and cannot exceed the limits described in the press release. The timing of such purchases will be determined by Just Energy.

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6.	Reliance on subsection 7.1(2) of National Instrument 51-102:

Not Applicable.

7.	Omitted Information:

Not Applicable.

8.	Executive Officer:

The name and business telephone number of an executive office of Just Energy who is knowledgeable about the material change and this report is Beth Summers, Chief Financial Officer at (905) 795-4206

9.	Date of Report:

February 21, 2013

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JUST ENERGY GROUP INC.
(Registrant)

Date: April 24, 2013	By:	/s/ Jonah T. Davids
Name: Jonah T. Davids
Title: Vice-President and General Counsel